Exhibit 99.2

S.R. BATLIBOI & CO. LLP
Chartered Accountants

Golf View Corporate Tower-B
Sector-42, Sector Road
Gurgaon-122 002, Haryana, India
Tel : +91 124 464 4000
Fax : +91 124 464 4050

Limited Review Report

Review Report to
The Board of Directors
Vedanta Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the 'Company') for the quarter ended December 31, 2017 and year to date from April 1, 2017 to December 31, 2017 (the "Statement") attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (Ind AS 34), Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 and with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards ('Ind AS') specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E/E300005

per Raj Agrawal
Partner
Membership No.: 82028

S.R. BATLIBOI & CO. LLP GURGAON

Kolkata
January 31, 2018

S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294
Regd. Office : 22, Camac Street, Block 'C', 3rd Floor, Kolkata-700 016

Golf View Corporate Tower-B

Sector-42, Sector Road

Gurgaon -122 002 , Haryana, India

Tel : +91 124 4 64 4000

Fax : +91 124 464 4050

Limited Review Report

Review Report to The Board of Directors Vedanta Limited

I. We have reviewed the accompanying statement of unaudited consolidated financial results of Vedanta Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), its associates and jointly controlled entities, for the quarter ended December 31, 2017 and year to date from April 1, 2017 to December 31, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No.

CIR/CFD/FAC/62/2016 dated July 5, 2016.

2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 (lnd AS 34), Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 and with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4. We did not review the financial statements and other financial information, in respect of 7 subsidiaries, whose Ind AS financial statements include total assets of Rs. 4, 771 crore and net assets of Rs 3,234 crore as at December 31, 2017, and total revenues of Rs. 975 crore and Rs 2,648 crore for the quarter and nine months ended on that date. These Ind AS financial statements and other financial information have been reviewed by other auditors, which financial statements, other financial information and review reports have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net profit of Rs. Nil and for the quarter and for the nine months ended December 31, 2017, as considered in the consolidated Ind AS financial statements, in respect of 1 associate, whose financial statements and other financial information have been reviewed by other auditors, which financial statements and other financial information and review reports have been furnished to us by the management. Our opinion, in so far as it relates to the affairs of such subsidiaries, associates and jointly controlled entities is based solely on the report of other auditors. Our opinion is not modified in respect of this matter.

Certain of these subsidiaries, associates and jointly controlled entities are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries, associates and jointly controlled entities located outside India from accounting principles generally accepted in their respective countries to accounting principles generally

S.R. Batliboi & Co LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294

Regd. Office : 22, Camac Street, Block ‘c’, 3rd Floor ,Kolkata- 700016

S.R. BATLIBOI & CO. LLP GURGAON

accepted in India. We have reviewed these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries, associates and jointly controlled entities located outside India is based on the rep011 of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us.

5. We did not review the financial statements and other financial information, in respect of 9 subsidiaries, whose Ind AS financial statements include total assets of Rs. 4,624 crore and net assets of Rs 296 crore as at December 31, 2017, and total revenues of Rs. NIL crore for the quarter and nine months ended on that date. These Ind AS financial statements and other financial information have not been reviewed by their auditors. The consolidated Ind AS financial statements also include the Group’s share of net loss of Rs. Nil for the quarter and for nine months ended December 3 I, 2017, as considered in the consolidated Ind AS financial statements, in respect of 1 associate and 3 jointly controlled entities, whose financial statements and other financial information have not been reviewed by their auditors. Our opinion, in so far as it relates to the affairs of such subsidiaries, associates and joint controlled entities is based solely on the management account of those entities.

Our opinion is not modified in respect of this matter.

6. Based on our review conducted as above and based on the consideration of the reports of other auditors on the unaudited separate quarterly and year to date financial results and on the other financial information of subsidiaries, associates and jointly controlled entities, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI

Circular No. CIR/CFD/F AC/62/20 16 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

Per Raj Agarwal

Partner

Membership No. : 82028

Kolkata

January 31, 2018

S.R. BATLIBOI & CO. LLP GURGAON